ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com


SEC MAIL PROCESSING
RECEIVED
JUN 11 2003
WASH, D.C. 155 SECTION

OUR FILE NUMBER: MK/7248

June 10, 2003

VIA: COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


03022653

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since March 11, 2003 (date of most recent submission) pursuant to the laws of Canada:		
a. news releases	immediately	Issuer
i. May 23, 2003 ii. May 20, 2003		
b. material change reports (date indicated is date of material change to which report relates)	within 10 days of the material change	Issuer
i. May 23, 2003		

dlw 6/16

		INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
c.		Renewal Annual Information Form ("Renewal AIF")		
	i.	May 20, 2003 – Renewal AIF filed pursuant to National Instrument 44-101	within 140 days following the issuer's most recently completed financial year	Issuer
d.		Form 45-102F2 Qualifying Issuer Certificate pursuant to Multilateral Instrument 45-102	on or before the tenth day after the distribution date	Issuer
	i.	April 1, 2003		
e.		audited financial statements together with Management Discussion and Analysis	within 140 days from the end of the Issuer's financial year	Issuer
	i.	December 31, 2002		
f.		unaudited interim financial statements for the period ended, together with Management Discussion and Analysis:	within 60 days from the day to which it is made up	Issuer
	i.	March 31, 2003		
g.		Information Circular and Management Proxy	at least 25 days prior to the date of the general meeting	Issuer
	i.	May 12, 2003		
h.		2002 Annual Report	within 140 days following the Issuer's most recently completed fiscal year	Issuer

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. the same information as referred to in items 1.a, 1.e, 1.f, 1.g, and 1.h above		
3. Materials which the Issuer has distributed or is required to distribute to its security holders:		
a. the same information as referred to in item 1.e, 1.f, 1.g and 1.h above		

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:



Michael Kennedy

MK/ro
Enclosures

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BioMS Medical Reports Positive Final Phase II Results In Multiple Sclerosis Trial

- Company plans pivotal trial in Multiple Sclerosis -

Edmonton, Alberta, May 23, 2003 - BioMS Medical Corp (TSX: MS) today announced positive final results from its Phase II clinical trial for the treatment of multiple sclerosis (MS) with its synthetic peptide MBP8298. The MBP8298 peptide is designed to reduce the disease-associated production of a group of anti-MBP antibodies that are reactive with the central nervous system.

"The strength of these results confirms our confidence that MBP8298 has the real potential to achieve our ultimate objective, to commercialize a best-in-class compound for the treatment of MS," said Mr. Kevin Giese, President of BioMS Medical. "In anticipation of these positive results, we have been preparing the regulatory submissions for a pivotal confirmatory clinical trial, targeted to commence in 2003."

The 4 year Phase II trial enrolled 32 patients with either Primary or Secondary Progressive MS. The study had two phases, a two-year randomized double-blinded, placebo-controlled phase, followed by a two-year open label phase. During the double-blinded phase patients were given 500 mg of the MBP8298 peptide intravenously every 6 months. Data from the trial was analyzed both in terms of overall results, and in terms of a genetic sub-group of patients who carried either HLA-DR2 or HLA-DR4 immune response genes ("DR2/4"). These genes are associated with T-helper cells involved in the production of anti-MBP antibodies targeted by the MBP8298 peptide.

Whereas the incidence of DR2/4 genes in the normal population is relatively low, in the MS population patients that have either the DR2 or DR4 genes account for approximately 75% of the estimated 2 million MS patients worldwide. Of 32 patients enrolled in the double-blinded phase of the trial, there was a representative sample of 20 patients that carried either the DR2 or the DR4 genes, and these were evenly divided between patients dosed with MBP8298 (n=10) and placebo (n=10).

Statistically Significant Results in Patients with HLA-DR2 or HLA-DR4 Genes

Clinical progression was measured by changes in score on the Expanded Disability Status Scale ("EDSS"), as the primary clinical indicator. EDSS is used to assess patients' ability to function on a scale of 0 to 10. Patients were considered to have progressed if they had a confirmed change in EDSS of greater than or equal to 1.0 when their baseline score was less than or equal to 5.0, or a change of greater than or equal to 0.5 when their baseline score was greater than or equal 5.5.

At the end of the double-blinded phase, 0 out of 10 (0%) of the DR2/4 patients on MBP8298 progressed on EDSS as compared to 6 out of 10 (60%) of the patients on placebo (Fisher's Exact test p=0.0108).

"Potentially delaying the debilitating progression of MS represents a major step forward in the treatment of MS," said Mr. Kevin Giese. "A 100% stabilization rate over a two year period in the DR2/4 group exceeded our expectations."

At the end of the open label phase, only three of the DR2/4 patients on MBP8298 (30%) had progressed at 42 months, meaning that the median time to confirmed progression for the MBP8298 patients is at least four years as compared to that of the placebo patients which was 2 years (Log Rank test p=0.004). The results were equally valid for both Primary and Secondary Progressive MS patients.

Patients' anti-MBP antibody levels were also measured in relation to injections of MBP8298. In the double blinded phase, DR2/4 patients that were injected with MBP8298 showed a significant and sustained reduction in anti-MBP antibodies. This sustained reduction was significantly related to absence of clinical progression as measured by EDSS (Fisher's Exact test p=0.0108).

In terms of safety, patients on MBP8298 showed no statistically significant difference from the placebo group in terms of adverse events, use of steroids or in the results from eight different MRI tests. No treatment-related serious adverse events were recorded in the patients receiving MBP8298, providing further confirmation of the drug's safety and tolerability.

Results in the Total Population

The 32 patients in the double blinded phase were made up of 16 patients that received MBP8298 and 16 that received placebo. In terms of EDSS, only 5 out of 16 patients on MBP8298 progressed as compared to 9 out 16 patients on placebo, which constitutes a 44% reduction in progression (Fisher's Exact test p=0.29). Similarly, in terms of the two secondary clinical outcomes, the 22 meter Timed Walk and Foot Taps, both the overall and DR2/4 sub-group results showed patients on MBP8298 scoring better than placebo, although not with statistical significance. There were no statistically significant results on any safety parameter, nor was there any serious MBP8298-related adverse event.

Further information from the Phase II MBP8298 trial can be heard on an audio webcast at the Company's website at www.biomsmedical.com

About BioMS Medical Corp.

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com


SEC MAIL PROCESSING
RECEIVED
JUN 11 2003
WASH. D.C. 155 SECTION

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BIOMS MEDICAL ANNOUNCES 2002 YEAR-END RESULTS

Edmonton, Alberta, May 20, 2003 - BioMS Medical Corp (TSX:MS), a leading developer in the treatment of multiple sclerosis (MS), today announced fourth quarter and year-end results for the year ended December 31, 2002.

"Our efforts to build a strong, well-capitalized company with drug development expertise and solid commercial potential have been successful." said Mr. Kevin Giese, President of BioMS Medical. "The year ahead will be an important and exciting one at BioMS as we begin to put the final pieces of our current strategic plan in place."

The mission of BioMS is to provide an effective treatment for Chronic Progressive Multiple Sclerosis (CPMS). MS affects more than two million people worldwide, with 50% of this population suffering from CPMS. More than US $2.3 billion is spent annually on therapeutics for MS, growing to $4 billion by 2006. Few of these therapeutics are effective or approved for the treatment of CPMS, leaving half of the MS population with unsatisfactory medical options.

Financial Highlights

The consolidated net loss for the twelve months ended December 31, 2003 was $7.8 million or $0.19 per share compared with a consolidated net loss of $4.8 million or $0.24 per share for the previous year. The increased loss in 2002 resulted primarily from increased investment in research and development related to MBP8298 and HYC750.

Total consolidated expenses for the twelve months ended December 31, 2002 were $8,345,640 as compared with $5,235,216 in the previous year. The largest contributors to the increase were planned expenses related with the continued development of MBP8298. In 2002, expenses related to the Company's direct research and development efforts accounted for $5,004,242 or 60% of all expenses as compared with $3,089,323 or 59% in 2001. The increased costs were the result of toxicology studies on MBP8298 as well as preliminary work on the design of the next phase of human clinical trials for MBP8298 and HYC750.

During the year the Company strengthened its cash position through a private placement for gross proceeds of $615,000 and from the exercise of warrants for gross proceeds of $2,635,008. The Company also reported interest revenue of $542,593 for the twelve-month period ended December 31, 2002, as compared to $457,954 for the previous year.

As at December 31, 2002 cash and short-term investments totalled $23,860,849 as compared to $25,799,445 at December 31, 2001. The company has sufficient cash to cover the expected costs of the next clinical trials in Canada for MBP8298 and HYC750.

Operational Highlights

In 2002, BioMS management focused on developing a cautious and well-planned strategy for achieving regulatory approval of MBP8298. As a result of a thorough consultation process, the Company has determined that conducting a pivotal human clinical trial in Canada is within the means of BioMS and is the most prudent and efficient course.

During the year, BioMS also undertook to leverage the core management expertise originally assembled to develop the MS therapy in order to broaden the Company's therapeutic portfolio. In September, 2002 a new Emerging Technologies Division was created, headed by Mr. Richard Brown, Vice-President, to oversee the development of newly acquired technologies. This division will be responsible for the licensing and development of additional novel technologies from the Canadian research community.

The first addition to BioMS' pipeline through this initiative was HYC750, a new platform technology licensed from the University of Alberta that involves a method for mobilizing hematopoetic cells in humans. HYC750 has a multitude of potential uses, such as a means to reduce the length and severity of side effects arising from cancer treatments. The Company estimates the market potential for effective products in this area to be in excess of $10 billion annually, with current products accounting for more than $2 billion. BioMS plans to conduct a phase I human clinical trial to evaluate the safety and potential efficacy of HYC750 for the treatment of cancer therapy related side effects. It is anticipated that regulatory filings for approval of the trial will be made in 2003.

On September 4, 2002, BioMS graduated to the Toronto Stock Exchange (TSX), with its common shares trading under the symbol "MS".

Notice of AGM

BioMS will be holding its Annual General Meeting on Monday, June 30th, 2003 at 2:00pm at the Delta Edmonton South Hotel and Conference Centre, 4404 Calgary Trail, Edmonton, Alberta.

About BioMS Medical Corp.

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BC FORM 53-901F
or
ALBERTA AND ONTARIO FORM 27



MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO) (the "Acts")

Item 1. **Reporting Issuer**

BioMS Medical Corp.
6030 – 88th Street, Edmonton, Alberta T6E 6G4

Item 2. **Date of Material Change**

May 23, 2003

Item 3. **Press Release**

May 23, 2003

Item 4. **Summary of Material Change**

The Issuer announced that it had received positive final results from its Phase II clinical trial for the treatment of multiple sclerosis (MS) with its synthetic peptide MBP8298.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance On Sections 75(3), 85(2) and 146(2) of the Acts**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

To obtain further information, contact Kevin A. Giese, President and Chief Executive Officer or Clifford D. Giese, Chairman and Chief Financial Officer at (780) 413-7152

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 26th day of May, 2003.

"Michael Kennedy"

Michael Kennedy - Secretary

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BioMS Medical Reports Positive Final Phase II Results In Multiple Sclerosis Trial

- Company plans pivotal trial in Multiple Sclerosis -

Edmonton, Alberta, May 23, 2003 - BioMS Medical Corp (TSX: MS) today announced positive final results from its Phase II clinical trial for the treatment of multiple sclerosis (MS) with its synthetic peptide MBP8298. The MBP8298 peptide is designed to reduce the disease-associated production of a group of anti-MBP antibodies that are reactive with the central nervous system.

"The strength of these results confirms our confidence that MBP8298 has the real potential to achieve our ultimate objective, to commercialize a best-in-class compound for the treatment of MS," said Mr. Kevin Giese, President of BioMS Medical. "In anticipation of these positive results, we have been preparing the regulatory submissions for a pivotal confirmatory clinical trial, targeted to commence in 2003."

The 4 year Phase II trial enrolled 32 patients with either Primary or Secondary Progressive MS. The study had two phases, a two-year randomized double-blinded, placebo-controlled phase, followed by a two-year open label phase. During the double-blinded phase patients were given 500 mg of the MBP8298 peptide intravenously every 6 months. Data from the trial was analyzed both in terms of overall results, and in terms of a genetic sub-group of patients who carried either HLA-DR2 or HLA-DR4 immune response genes ("DR2/4"). These genes are associated with T-helper cells involved in the production of anti-MBP antibodies targeted by the MBP8298 peptide.

Whereas the incidence of DR2/4 genes in the normal population is relatively low, in the MS population patients that have either the DR2 or DR4 genes account for approximately 75% of the estimated 2 million MS patients worldwide. Of 32 patients enrolled in the double-blinded phase of the trial, there was a representative sample of 20 patients that carried either the DR2 or the DR4 genes, and these were evenly divided between patients dosed with MBP8298 (n=10) and placebo (n=10).

Statistically Significant Results in Patients with HLA-DR2 or HLA-DR4 Genes

Clinical progression was measured by changes in score on the Expanded Disability Status Scale ("EDSS"), as the primary clinical indicator. EDSS is used to assess patients' ability to function on a scale of 0 to 10. Patients were considered to have progressed if they had a confirmed change in EDSS of greater than or equal to 1.0 when their baseline score was less than or equal to 5.0, or a change of greater than or equal to 0.5 when their baseline score was greater than or equal 5.5.

At the end of the double-blinded phase, 0 out of 10 (0%) of the DR2/4 patients on MBP8298 progressed on EDSS as compared to 6 out of 10 (60%) of the patients on placebo (Fisher's Exact test p=0.0108).

"Potentially delaying the debilitating progression of MS represents a major step forward in the treatment of MS," said Mr. Kevin Giese. "A 100% stabilization rate over a two year period in the DR2/4 group exceeded our expectations."

At the end of the open label phase, only three of the DR2/4 patients on MBP8298 (30%) had progressed at 42 months, meaning that the median time to confirmed progression for the MBP8298 patients is at least four years as compared to that of the placebo patients which was 2 years (Log Rank test p=0.004). The results were equally valid for both Primary and Secondary Progressive MS patients.

Patients' anti-MBP antibody levels were also measured in relation to injections of MBP8298. In the double blinded phase, DR2/4 patients that were injected with MBP8298 showed a significant and sustained reduction in anti-MBP antibodies. This sustained reduction was significantly related to absence of clinical progression as measured by EDSS (Fisher's Exact test p=0.0108).

In terms of safety, patients on MBP8298 showed no statistically significant difference from the placebo group in terms of adverse events, use of steroids or in the results from eight different MRI tests. No treatment-related serious adverse events were recorded in the patients receiving MBP8298, providing further confirmation of the drug's safety and tolerability.

Results in the Total Population

The 32 patients in the double blinded phase were made up of 16 patients that received MBP8298 and 16 that received placebo. In terms of EDSS, only 5 out of 16 patients on MBP8298 progressed as compared to 9 out 16 patients on placebo, which constitutes a 44% reduction in progression (Fisher's Exact test p=0.29). Similarly, in terms of the two secondary clinical outcomes, the 22 meter Timed Walk and Foot Taps, both the overall and DR2/4 sub-group results showed patients on MBP8298 scoring better than placebo, although not with statistical significance. There were no statistically significant results on any safety parameter, nor was there any serious MBP8298-related adverse event.

Further information from the Phase II MBP8298 trial can be heard on an audio webcast at the Company's website at www.biomsmedical.com

About BioMS Medical Corp.

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102


SEC MAIL
RECEIVED
PROCESSING
JUN 11 2003

"RESALE OF SECURITIES"

1. BioMS Medical Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 30, 2002 of **Incentive Stock Options of BioMS Medical Corp. entitling the holders to purchase up to 60,000 Class A common shares at an exercise price of $3.65 per common share and up to 115,000 Class A common shares at an exercise price of $4.00 per common share, expiring March 30, 2013**, BioMS Medical Corp.was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 1st day of April, 2003.

BioMS Medical Corp.

By: *"Michael Kennedy"*
Michael Kennedy
Corporate Secretary

Instructions:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.


SEC MAIL PROCESSING
RECEIVED
JUN 11 2003
WASH. D.C. 155 SECTION

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)
Interim Consolidated Financial Statements
For the Three Months Ended
March 31, 2003

NOTICE TO READER

We have compiled the interim consolidated balance sheet of BioMS Medical Corp. as at March 31, 2003 and the interim consolidated statements of operations, deficit and cash flows for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Edmonton, Alberta
May 23, 2003

"Collins Barrow"
Signed
Chartered Accountants

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Balance Sheet

March 31, 2003

	March 31, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash	**$ 22,694,288**	$ 23,860,849
Accounts receivable	**47,287**	72,829
Prepaid expenses	**122,982**	81,598
	22,864,557	24,015,276
Licensing costs (Note 3)	**14,374,011**	14,741,947
Property and equipment (Note 4)	**55,339**	50,294
	$ 37,293,907	$ 38,807,517
LIABILITIES		
Current Liabilities		
Accounts payable	**$ 1,214,390**	$ 1,771,247
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	**50,081,276**	50,081,276
Deficit	**(14,001,759)**	(13,045,006)
	36,079,517	37,036,270
	$ 37,293,907	$ 38,807,517

Commitments (Note 11)

Approved on behalf of the Board

"Clifford D. Giese"	"Kevin A. Giese"
Signed	Signed
Director	Director

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Statement of Operations

For the Three Months Ended March 31, 2003

	For the Three Months Ended March 31,	
	2003	2002
Revenue		
Interest income	**$ 223,133**	$ 111,702
Expenses		
General and administrative (Note 6)	**614,049**	247,704
Amortization of licensing costs	**367,936**	363,603
Research and development (Note 7)	**195,155**	1,411,484
Amortization of property and equipment	**2,746**	3,182
	1,179,886	2,025,973
Net loss	**$ 956,753**	$ 1,914,271
Loss per common share - basic (Note 8)	**$ 0.02**	$ 0.04

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Statement of Deficit

For the Three Months Ended March 31, 2003

	For the Three Months Ended March 31,	
	2003	2002
Balance, beginning of period	**$ 13,045,006**	$ 5,241,959
Net loss	**956,753**	1,914,271
Balance, end of period	**$ 14,001,759**	$ 7,156,230

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Statement of Cash Flows

For the Three Months Ended March 31, 2003

	For the Three Months Ended March 31,	
	2003	2002
Operating Activities		
Net loss	**$ (956,753)**	$ (1,914,271)
Items not involving cash:		
Amortization of licensing costs	**367,936**	363,603
Amortization of property and equipment	**2,746**	3,182
Net change in non-cash working capital balances related to operations (Note 9)	**(572,699)**	(97,910)
Cash used in operating activities	**(1,158,770)**	(1,645,396)
Investing Activities		
Purchase of property and equipment	**(7,791)**	(28,559)
Decrease in cash	**(1,166,561)**	(1,673,955)
Cash, beginning of period	**23,860,849**	25,799,445
Cash, end of period	**$ 22,694,228**	$24,125,490
Cash consists of:		
Bank and trust accounts	**$ 1,831,932**	$ 1,161,306
Interest bearing deposits and securities	**20,862,356**	22,964,184
	$ 22,694,288	$24,125,490

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Notes to the Interim Consolidated Financial Statements

March 31, 2003

---

1. Nature of Business

The Corporation was incorporated pursuant to the provisions of the Company Act (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation was continued into the province of Alberta on July 31, 2001. The Corporation changed its name to EPS Capital Corp. on February 9, 2001 and to BioMS Medical Corp. (BioMS) on July 30, 2001.

The Corporation is a development stage company and, through its subsidiary, has obtained an exclusive worldwide license to a new medical technology for the treatment of multiple sclerosis.

The Corporation has also obtained an exclusive worldwide license to new medical technology for mobilizing hematopoetic cells in humans.

2. Summary of Significant Accounting Policies

These financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2002.

Principles of Consolidation

These consolidated financial statements include the accounts of the corporation and its wholly owned subsidiary Rycor Technology Investments Corp. Any intercompany balances and transactions have been eliminated on consolidation.

Cash

Cash includes short-term investments and term deposits, which are highly liquid interest bearing marketable securities or deposits with a maturity of three months or less when purchased. The short-term investments are valued at cost.

Property and Equipment

Property and equipment is recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years.

---

2. **Summary of Significant Accounting Policies** (Continued)

Revenue Recognition

Interest revenue is recognized on the accrual basis in accordance with the terms of the deposits or securities held.

Future revenues which may arise from licensing, royalties or sales of products will be recognized on an accrual basis in accordance with contractual agreements.

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Future Income Taxes

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. The principal items which results in timing differences between financial and tax reporting purposes are amortization and tax loss carry forwards. Due to the uncertainty surrounding the realization of the future income tax assets at March 31, 2003, no future income taxes have been reported.

Stock Based Compensation

Effective for the fiscal year ended December 31, 2002, the Company has adopted the recommendations of new CICA Handbook section 3870 *Stock-Based Compensation and Other Stock-Based Payments* with respect to its incentive stock option plan as described in Note 5. As permitted by the new standard, the Company has elected to continue measuring compensation cost based on the excess, if any, of the quoted market value of the stock at the date of the grant over the exercise price of the stock options.

Amounts received from the exercise of share options and warrants are recorded as share capital. Compensation expense is not recognized on the issuance of common share options to directors and employees as the exercise price of the options is approximately equal to the market value of the common shares at the date of grant.

2. **Summary of Significant Accounting Policies** (Continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Licensing Costs**

	March 31, 2003			December 31, 2002
	Cost	**Accumulated Amortization**	**Net**	Net
Licensing costs	**$ 17,665,286**	**$ 3,291,275**	**$ 14,374,011**	$ 14,741,947

4. **Property and Equipment**

	March 31, 2003			December 31, 2002
	Cost	**Accumulated Amortization**	**Net**	Net
Computer equipment and software	**$ 58,261**	**$ 12,452**	**$ 45,809**	$ 40,128
Leasehold improvements	**12,713**	**3,183**	**9,530**	10,166
	$ 70,974	**$ 15,635**	**$ 55,339**	$ 50,294

5. **Share Capital**

Authorized:
Unlimited number of Class A and B voting, common shares
Unlimited number of Class C and D non-voting, common shares
Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

Class A common shares issued:

	Number of Common Shares	Amount
BioMS Medical Corp.		
December 31, 2002		
Balance, beginning of year	47,897,919	$ 46,837,732
Issued for cash on exercise of share purchase warrants	658,752	2,635,008
Private placement, issued for cash	150,000	615,000
Issued for cash on exercise of of employee stock options	3,000	8,911
Share issue costs	---	(15,375)
Balance, end of year	48,709,671	$ 50,081,276
March 31, 2003		
Balance, beginning and end of period	48,709,671	$ 50,081,276

5. **Share Capital** (Continued)

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the company. The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At March 31, 2003, 4,000,000 common shares were reserved for stock options.

	March 31, 2003		March 31, 2002	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	**2,541,500**	**$ 3.17**	1,059,500	$ 2.15
Granted	**---**	**---**	225,000	2.97
Exercised	**---**	**---**	---	---
Outstanding, end of period	**2,541,500**	**$ 3.17**	1,284,500	$ 2.30

Range of Exercise Prices:

		Options Outstanding			Options Exercisable	
		Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$0.20		159,500	$ 0.20	2.8	159,500	$ 0.20
$2.50 to	$2.99	1,122,000	2.59	3.4	582,250	2.63
$4.00 to	$4.50	1,260,000	4.02	9.1	1,227,500	4.02
$5.75		30,000	5.75	3.6	30,000	5.75
		2,571,500	3.18	6.2	1,999,250	3.34

1,571,000 options are issued to directors and 970,500 options are issued to employees and consultants.

5. **Share Capital** (Continued)

In addition to the above options, the corporation has issued warrants as follows:

	Weighted Average Number of Warrants	Subscription Price
March 31, 2002		
Outstanding, beginning and end of period	5,444,283	$ 4.55
March 31, 2003		
Outstanding, beginning and end of period	1,650,000	$ 5.80

The remaining 1,650,000 Series A share purchase warrants at December 31, 2002 have an expiry date of October 22, 2003. They entitle the holders to purchase up to an aggregate of 1,650,000 Class A common shares at the subscription price of $5.80 per share.

In addition to the above options and warrants, on October 23, 2001, the corporation issued agent's warrants entitling the holder to purchase up to 330,000 units at the subscription price of $2.50 per unit on or before October 22, 2003. Each unit consists of one Class A common share and one half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one Class A common share at the subscription price of $5.80 per share on or before October 22, 2003.

6. **General and Administrative Expenses**

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

7. **Research and Development Expense**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

---

8. **Loss Per Share**

Loss per common share has been calculated on the weighted average number of common shares outstanding for the period of 48,709,671 (March 31, 2002 - 47,897,919).

The effect of potential exercise of options is anti-dilutive at March 31, 2003 and December 31, 2002, and is therefore not presented.

9. **Net Change in Non Cash Working Capital Items Related to Operations**

	March 31, 2003	March 31, 2002
Amounts receivable	$ **25,542**	$ (18,070)
Prepaid expenses	**(41,384)**	(53,478)
Accounts payable	**(556,857)**	(31,901)
Loan payable	**---**	5,539
	$ **(572,699)**	$ (97,910)

10. **Income Tax Losses**

The corporation has non-capital income tax losses in the amount of $9,794,149 in the aggregate, which were incurred for the following periods ended:

December 31, 2000	$ 659,307
December 31, 2001	3,056,691
December 31, 2002	6,078,151
	$ 9,794,149

These losses may be carried forward for seven fiscal periods. The potential income tax benefit of these losses has not been reflected in the financial statements to March 31, 2003.

11. Commitments

The corporation has entered into a licensing agreement to cover certain patent claims related to Medical Technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

On September 25, 2002, the corporation entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hematopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives, and royalties on an escalating scale based on net sales of the licensed product.

12. Financial Instruments

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the corporation consist mainly of cash, amounts receivable and accounts payable. As at March 31, 2003, there are no significant differences between the carrying amounts of these items and their estimated fair values.

13. Related Party Transactions

The Corporation paid management and administration amounts of $107,500 and office rent in the amount of $7,875 to companies controlled by directors of the Corporation.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes. Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

BioMS Medical Corp. ("BioMS" or the "Company") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. As of September 2002, the Company has also licensed a new platform technology, HYC750, involving a method for mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical testing, as well as preliminary human clinical trials. The Company has created a new Emerging Technologies Division to oversee the development of this and future related technologies. To fund its operations, the Company relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Company commenced trading on the Toronto Stock Exchange (TSX) on September 4, 2002.

Discussion of Operations and Financial Condition

The consolidated net loss for the three months ended March 31, 2003 was $0.9 million or $0.02 per share compared with a consolidated net loss of $1.9 million or $0.04 per share for the same period in 2002. The decreased loss in 2003 resulted primarily from reduced investment in research and development related to MBP8298.

Revenue

The Company reported interest revenue of $.2 million for the three month period ended March 31, 2003, as compared to $.1 million for the same period in 2002. The Company expects that interest revenue will continue to fluctuate in relation to prevailing interest rates and amounts of funds invested.

Expenses

Total consolidated expenses for the three months ended March 31, 2003 were $1.2 million as compared with $2.0 million in the same period in 2002. The largest contributor to the decrease was the reduced expenditures related to the development of MBP8298. In 2003, expenses related to the Company's direct research and development efforts accounted for $.2 million or 17% of all expenses as compared with $1.4 million or 70% in 2002.

Research and Development

Research and development expenditures for the three months ended March 31, 2003 totaled $.2 million compared with $1.4 million in 2002. The reduced expenditures were the result of the winding down of the work on MBP8298 in preparation for the application for, and the commencement of, the next phase of trials.

General and Administrative

General and administrative expenditures increased to $.6 million for the three months ended March 31, 2003 as compared to $.2 million in the same period in 2002. General and administrative costs represented approximately 52% of total gross expenses for the Company in 2003 compared with approximately 12% in 2002. General and administrative costs include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, and various other expenses relating to the operations and growth of the Company. The large increase in the total expenditures is the result of a general increase in the overall activity of the Company.

Liquidity and Solvency

As at March 31, 2003 the Company had cash and short-term investments totaling $22.7 million as compared to $23.9 million at March 31, 2002.

At March 31, 2003, the Company had working capital of $21.6 million as compared to $22.1 million at December 31, 2002. The current working capital is sufficient for the Company to meet its on going obligations.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Company invests its cash reserves in liquid, high-grade interest bearing securities.

The Company used $1.2 million cash in operating activities for the three months ended March 31, 2003 as compared to $1.6 million in the same period ended March 31, 2002.

Outlook

BioMS expects to continue to incur operating losses until such time as its MBP8298 technology for the treatment of Multiple Sclerosis has received regulatory approval and is available for commercial production. The company has sufficient cash to cover the expected costs of the next clinical trials in Canada for MBP8298 and HYC750. However when BioMS commences to seek regulatory approval for MBP8298 outside of Canada the Company will need to approach the equity markets for additional funding. The Company's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties

The Company's operations involve certain risks and uncertainties that are inherent to the Company's industry. The most significant known risks and uncertainties faced by the Company are described below.

Licenses and Patents. The Company's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Company will bring any competitive advantage to the Company, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Company's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Company's products, that they will not imitate the Company's products or that they will not circumvent licenses and patents granted to the Company.

Clinical Studies. The Company is presently in the final stages of designing clinical studies for its products. These studies require considerable resources from the Company. Obtaining positive and conclusive results from these studies is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Company's products.

Regulatory Approvals. In order to commercialize its products and hence generate revenues, the Company must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. The Company's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization. Once commercialized, the Company's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Company and the parties responsible for drug reimbursement, may select other treatments than those offered by the Company.

Competition. The Company is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Company's. Many of these organizations have marketing capabilities superior to the Company's.

Capital Resources. In order to achieve its long term development and commercialization strategy, the Company will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Company to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Company to successfully market its products.

Human Resources. Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Company's products. Loss of services from a large part of this group or the inability of the Company to attract highly qualified personnel could compromise the Company's growth.

Volatility of Share Price. The market price of the company's shares is subject to volatility. General market conditions as well as differences between the Company's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Company's shares.

Harbor Statement. The matters discussed in this annual report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward looking. For the reasons mentioned above and elsewhere in this annual report, as well as for other reasons, actual results could differ materially.

BIOMS MEDICAL CORP.
6030 88th Street
Edmonton, Alberta
T6E 6G4
Telephone: (780) 413-7152
Facsimile: (780) 466-6791


SEC MAIL
PROCESSING
RECEIVED
JUN 11 2003
WASH, D.C.
155
SECTION

INFORMATION CIRCULAR
(containing information as at May 12, 2003)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of BioMS Medical Corp. (the "Company"), for use at the Annual General Meeting (the "Meeting"), of the Members of the Company, to be held on Monday, the 30th of June, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of Proxy are Directors and/or Officers of the Company. **A MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A MEMBER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 10TH FLOOR, 625 HOWE STREET, VANCOUVER, B.C. V6C 3B8, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.**

The Instrument of Proxy must be signed by the Member or by his attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Member who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Member or by his attorney authorized in writing, or, if the Member is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the Company's registered office, 3200 Manulife Place, 10180 - 101 Street, Edmonton, Alberta T5J 3W8, or with the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed. Where directions are given by the Member in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "Ordinary Resolution") unless the motion requires a Special Resolution, in which case a majority of not less than $66^2/_3$% of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Member approval,

common shares held by Members of the Company who are also "insiders", as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

General

The authorized capital of the Company consists of an unlimited number of Class A, B, C, & D common shares; and (ii) an unlimited number of Class E, F, G, H and I Preference Shares having attached thereto the special rights and restrictions as set forth in the Articles of the Company. On May 12, 2003, 48,709,671 Class A common shares were issued and outstanding, each share carrying the right to one vote. No Class B, C or D common shares and no Preference Shares have been issued.

The Company has prepared, as of the close of business on May 12, 2003 (the "Record Date"), a list of registered shareholders entitled to receive notice of the Meeting and the number of Class A common shares held by each such shareholder. A shareholder named in the list is entitled to vote the Class A common shares shown opposite his name at the Meeting except to the extent that such shareholder has transferred the ownership of his Class A common shares after the Record Date and the transferee of those Class A common shares establishes that he owns the Class A common shares and demands, not later than 10 days before the Meeting, that his name be substituted for that of the transferor of such Class A common shares (with respect only to the Class A common shares transferred), in which case the transferee is entitled to vote the Class A common shares so transferred at the Meeting instead of the transferor. The register of transfers will not be closed.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold Class A common shares in their own name. Shareholders who do not hold their Class A common shares in their own name (referred to in this Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Class A common shares can be recognized and acted upon at the Meeting. If Class A common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Class A common shares will not be registered in the shareholder's name on the records of the Company. Such Class A common shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Class A common shares are registered under the name CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The Class A common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Class A common shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions form Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("**IICC**"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Class A common shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the Class A common shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting Class A common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as a proxyholder for the registered shareholder and vote the Class A common shares in that capacity. Beneficial Shareholders who wish to attend the meeting and indirectly vote their Class A common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Voting Shares

To the knowledge of the Directors and Senior Officers of the Company, only the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Member	Number of Shares	Percentage of Issued and Outstanding
The Governors of the University of Alberta	18,123,225	37.21%

The above information was supplied by the Registrar and Transfer Agent and Management for the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ended December 31, 2002 (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Members at the Meeting. The Financial Statements, together with the Auditor's Report thereon and the Director's Report to Members, are being mailed to Members of record with this Information Circular.

ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at five (5). Although Management is nominating 5 (five) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of Members or until his successor is duly elected, if his office is earlier vacated, in accordance with the By-Laws of the Company.

In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by Management for election as a director, the country in which each person is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which each person has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular. The five nominees are all currently directors of the Company.

Name and Country of Ordinary Residence (1)	Positions Held with the Company	Principal Occupation and, IF NOT at Present an Elected Director, Occupation During the Past Five Years(1)	Date First Became a Director	No. of Shares Beneficially Owned, Directly or Indirectly(2)
Clifford D. Giese (3) Canada	Chairman of the Board and Director	Chairman of the Company; President of Rycor Holdings Ltd.	1999	1,571,171 (direct) 115,900 (indirect)
Kevin A. Giese Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company; President of Queensbury Ventures Inc.	1999	946,583
Laine M. Woollard (3) Canada	Director	Legal Counsel, Technology Commercialization, University of Alberta	2001	NIL

Name and Country of Ordinary Residence [1]	Positions Held with the Company	Principal Occupation and, IF NOT at Present an Elected Director, Occupation During the Past Five Years[1]	Date First Became a Director	No. of Shares Beneficially Owned, Directly or Indirectly[2]
Dr. Kjell Stenberg [3] Sweden	Director	Chief Executive Officer Combio A/S, a drug discovery company; from 1975 to 2000 held senior research and management positions with AstraZeneca PLC.	2002	NIL
John Wetherell United States	Director	Partner in the law firm of Pillsbury Winthorp LLC	2002	65,000

(1) *The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.*

(2) *The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.*

(3) *Denotes Member of Audit Committee*

Three of the five proposed nominees are ordinarily resident in Canada.

The Company does not currently have an Executive Committee of its Board of Directors.

EXECUTIVE COMPENSATION

Small Business Issuer

In accordance with the provisions of applicable securities legislation, the Company had two (2) "Named Executive Officers" during the financial year ended December 31, 2002, namely Kevin A. Giese, who has served as President and Chief Executive Officer of the Company and Clifford D. Giese, the Chairman of the Board of the Company.

Definitions: For the purpose of this Information Circular:

"**CEO**" of the Company means an individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"**equity security**" means securities of the Company that carry a residual right to participate in earnings of the Company and, upon liquidation or winding up of the Company, its assets;

"**executive officer**" of the Company for the financial year, means an individual who at any time during the year was:

(a) the chair of the Company, if that individual performed the functions of the office on a full-time basis;

(b) a vice-chair of the Company, if that individual performed the functions of the office on a full-time basis;

(c) the president of the Company;

(d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company;

"**Named Executive Officers**" means:

(a) each CEO, despite the amount of compensation of that individual;

(b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required

for an executive officer whose total salary and bonus, as determined in accordance with applicable securities legislation, does not exceed $100,000; and

(c) any additional individual for whom disclosure would have been provided under (b) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

"Long Term Incentive Plan Awards" ("LTIP's") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether the performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares or any other measure but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.

"Stock Appreciation Right" ("SAR") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name And Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SAR's Granted[1] (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Kevin A. Giese, President/CEO	2002	199,579.05	Nil	Nil	285,000 [2]	Nil	Nil	Nil
	2001	113,333	Nil	Nil	292,500 [3]	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Clifford D. Giese, Chairman	2002	135,822.65	Nil	Nil	285,000 [2]	Nil	Nil	Nil
	2001	20,000	Nil	Nil	263,500 [4]	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) *Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.*

(2) *Of these incentive stock options granted to the Named Executive Officers, 10,000 options of each of Kevin A. Giese and Clifford D. Giese are exercisable at $2.97 per share and 275,000 options of each of Kevin A. Giese and Clifford D. Giese are exercisable at $4.00 per share.*

(3) *Incentive stock options granted to Kevin A. Giese of which 72,500 options are exercisable at $0.20 per share and 220,000 options are exercisable at $2.50 per share.*

(4) *Incentive stock options granted to Clifford D. Giese of which 43,500 options are exercisable at $0.20 per share and 220,000 options are exercisable at $2.50 per share.*

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/[1] SAR's Granted (#) (b)	% of Total Options/ SAR's Granted to Employees in Financial Year (c) [1]	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SAR's on the Date of Grant ($/Security) (e)	Expiration Date (f)
Kevin A. Giese	275,000 [2] [3]	18.90%	$4.00	$4.00	October 9, 2012
	10,000 [2] [3]	0.69%	$2.97	$3.24	March 24, 2007
Clifford D. Giese	275,000 [2]	18.90%	$4.00	$4.00	October 9, 2012
	10,000 [2]	0.69%	$2.97	$3.24	March 24, 2007

(1) *The Company granted an aggregate of 1,455,000 stock options to Directors, officers, employees and consultants during the financial year ended December 31, 2002.*

(2) *All of these are stock options. The Company has not granted any SAR's.*

(3) *These options were granted to Queensbury Ventures Inc., a private company wholly-owned by Kevin A. Giese.*

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

During the financial year ended December 31, 2002, no incentive stock options granted to the Named Executive Officer of the Company were exercised. The fiscal year end value of unexercised options held by the Named Executive Officer is set forth below.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SAR's at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/SAR's at FY-End ($) Exercisable/ Unexercisable (e)
Kevin A. Giese	Nil	Nil	577,500[1]/Nil	$615,800[2]/Nil
Clifford D. Giese	Nil	Nil	548,500[1] /Nil	$505,600[3]/Nil

(1) *All of these are stock options. The Company does not have any SAR's outstanding.*

(2) *Value using the closing price of common shares of the Company on the Exchange on December 31, 2002 of $4.00, less the exercise price of in the money stock options of $0.20 for 72,500 options, $2.50 for 220,000 options, and $2.97 for 10,000 options. The exercise price for 275,000 options granted to Kevin A. Giese is $4.00, and as such said options are not "in-the-money".*

(2) *Value using the closing price of common shares of the Company on the Exchange on December 31, 2002 of $4.00, less the exercise price of in the money stock options of $0.20 for 43,500 options, $2.50 for 220,000 options, and $2.97 for 10,000 options. The exercise price for 275,000 options granted to Clifford D. Giese is $4.00, and as such said options are not "in-the-money".*

COMPENSATION OF DIRECTORS

Directors of the Company are paid the sum of $500 for attendance at Directors' meetings by conference call and $1,000 for attending Directors' meetings in person. During the year ended December 31, 2002, the Company had no other formal arrangements pursuant to which Directors were compensated by the Company for services in their capacity as Directors other than the granting of stock options. During the fiscal year ended December 31, 2002 the Company granted options to directors (other than the Named Executive Officers) as set forth in the table below:

Name of Optionee	Date of Granting	Number of Shares	Exercise Price	Expiry Date
Laine M. Woollard	March 25, 2002	10,000	$2.97	Mar 24, 2007
	March 25, 2002	10,000 [(1)]	$2.97	Mar 24, 2007
	October 10 2002	75,000	$4.00	October 9, 2012
Kjell Stenberg	March 25, 2002	25,000	$2.97	Mar 24, 2007
	October 10 2002	75,000	$4.00	October 9, 2012
John Wetherell	March 25, 2002	25,000	$2.97	Mar 24, 2007
	October 10 2002	75,000	$4.00	October 9, 2012

(1) These options were granted to 924927 Alberta Ltd., a private company wholly owned by Laine M. Woollard.

There are no arrangements for compensation with respect to the termination of the Directors in the event of the change of control of the Company.

No pension or retirement benefits plans have been instituted by the Company and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than "routine indebtedness" as defined in applicable securities legislation, none of:

(a) the Directors or Senior Officers of the Company;

(b) the proposed nominees for election as a Director of the Company; or

(c) any associates or affiliates of the foregoing persons;

is or has been indebted to the Company since the beginning of the last fiscal year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of:

(a) the Directors or Senior Officers of the Company at any time since the beginning of the last financial year of the Company;

(b) the proposed nominees for election as a Director of the Company; or

(c) any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

In September of 2002, the Company acquired an exclusive worldwide license from the University of Alberta for certain technology which involves a method of mobilizing hematopoetic cells in humans. The University of Alberta is an insider of the Company by virtue of owning greater than 10% of the Company's Class A common shares. Other than the foregoing:

(a) no insider of the Company;

(b) no proposed nominee for election as a Director;

(c) nor any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect the Company.

REPORT ON EXECUTIVE COMPENSATION

Prior to the fiscal year ended December 31, 2002, the Compensation Committee negotiated agreements with Kevin A. Giese and Clifford D. Giese. Kevin A. Giese (through his wholly-owned private company Queensbury Ventures Inc.) is paid the sum of $180,000 per year for acting as President and Chief Executive Officer of the Company and Clifford D. Giese (through his wholly-owned private company Rycor Holdings Ltd.) is paid the sum of $120,000 per year for acting as Chairman of the Board of the Company.

Based on its experience and knowledge of the industry in which the Company operates, the Compensation Committee was of the view that the duties of Mr. Kevin A. Giese and Mr. Clifford D. Giese had increased substantially as a result of the Company commencing preparations for the next stage of human clinical trials involving the Peptide Technology license from the University of Alberta. The Compensation Committee reviewed compensation paid to executive officers of corporations of similar size and in a similar business and concluded that Mr. Kevin A. Giese and Mr. Clifford D. Giese were under compensated compared to executive officers performing similar duties. Accordingly, the Compensation Committee recommended that Mr. Kevin A. Giese and Mr. Clifford D. Giese be paid the compensation as set forth above. The Compensation Committee was also of the view that long term incentives are at least as important as annual compensation. To help ensure the long term commitment of Mr. Kevin A. Giese and Mr. Clifford D. Giese to the Company, the Compensation Committee recommended that they be granted stock options on a yearly basis. This report is submitted by the Compensation Committee, the members of which were Messrs. Michael Kennedy and Laine Woollard at the time the agreements with Mr. Kevin A. Giese and Mr. Clifford D. Giese were negotiated.

APPOINTMENT AND REMUNERATION OF AUDITORS

The persons named in the enclosed Instrument of Proxy will vote for the appointment of Collins Barrow, Chartered Accountants as auditors for the Company, to hold office until the next Annual General Meeting of the Members, at a remuneration to be fixed by the Board of Directors. Collins Barrow were first appointed auditors for the Company on August 31, 2000.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the Directors or Senior Officers of the Company.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph shows the percentage change in cumulative shareholder return on the Company's Class A common shares from March 21, 2001, being the date the Company's shares commenced trading publicly, to December 31, 2002, compared to the cumulative return of the S&P/TSE Composite Index (formerly The Toronto Stock Exchange 300 Index), assuming $100 investments on March 21, 2001 and assuming investment in the Company's shares was made at the price at which its shares were sold on its initial public offering:


BioMS
S&P/TSE Composite Index
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
March 21, 2001
December 31, 2001
December 31, 2002

	March 21, 2001	December 31, 2001	December 31, 2002
BioMS	$100	$2,400	$2,000
S&P/TSE Composite Index	$100	$100	$86

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors (also referred to herein as the "Board") is responsible for the stewardship of the Company and generally directs the business and affairs of the Company through consultation with the management of the Company. The duties of the Board include:

- strategic planning, incorporating overall operating, financing and corporate plans, strategies and objectives;

- the implementation and monitoring of appropriate risk management systems and controls;

- selecting, evaluating and fixing the compensation for senior management;

- evaluating and monitoring the operational, financial and market performance of the Company;

- the implementation of policies for effective shareholder communication and public disclosure and for compliance with applicable regulatory reporting requirements; and

- the adoption and evaluation of corporate governance policies and the monitoring of compliance with relevant regulatory and market expectations.

Board Procedures

Mr. Clifford D. Giese ,Chairman of the Board, establishes the agenda for Board meetings, in consultation with Mr. Kevin A. Giese, President and Chief Executive Officer of the Company, with a particular view to strategic planning and setting corporate objectives. The Board retains direct responsibility for matters not specifically delegated by it to Board committees or to senior management of the Company. The Board considers all recommendations presented to it by Board committees and, if appropriate, acts upon such recommendations. The Board also considers recommended courses of actions brought forward by senior management. The Board meets a minimum of four times per year, with meetings scheduled to coincide with the publication of annual and quarterly financial information. In addition, the Board meets at such others times as may be required.

Compliance with TSE Guidelines

Under the rules of the Toronto Stock Exchange (the "TSE"), the Company is required to disclose information relating to its corporate governance system with specific reference to each of the TSE's guidelines for effective corporate governance. Where the Company's corporate governance system is different from any of the guidelines or where the guidelines do not apply to the Company's corporate governance system, the Company is required to explain the differences or the inapplicability of the guidelines to the Company.

The alignment of the Company's corporate governance practices with the guidelines recommended by the TSE is set forth below.

1. *The Board should explicitly assume responsibility for stewardship of the Company including:*

   (a) *adoption of a strategic planning process;*

   The Company's strategic business plan, including capital budgeting, is prepared annually by Mr. Kevin A. Giese, President and Chief Executive Officer of the Company. The plan and budget are then reviewed and approved by the Board.

   (b) *the identification of the principal risks of the Company's business and the implementation of appropriate systems to manage those risks;*

   The Board annually receives reports and reviews and monitors the Company's risk management program and insurance package.

   (c) *succession planning including appointing, training and monitoring senior management;*

   The Board of Directors is responsible for succession planning in respect of the position of Chief Executive Officer and reviews the recommendations of management in respect of senior executive positions. The

Board has delegated to the Chief Executive Officer the responsibility for succession planning in respect of other positions within the Company and the preparation of qualified persons for advancement within the Company.

(d) *a communications policy for the Company;*

The Company has implemented a policy to ensure both effective shareholder communication and regulatory compliance. Direct shareholder communications are handled by the President and Chief Executive Officer and the Chairman of the Board. The Company has also retained a Corporate Communications officer and has retained the Equicom Group Inc. of Toronto, Ontario to assist in corporate communications.

(e) *the integrity of the Company's internal controls and management information systems.*

The Audit Committee's responsibilities include monitoring financial risks and reviewing management's reports on internal controls. The members of the Audit Committee were Messrs. Kevin A. Giese, Laine M. Woollard and Dr. Kjell Stenberg, two of whom are outside directors.

2. *The Board should be constituted with a majority of individuals who qualify as unrelated directors (i.e. ,free from conflicting interest).*

An unrelated director is defined as one who is independent of management and free from any interests or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of a corporation, other than interests and relationships from shareholdings. A related director is a director who is not an unrelated director. Three of the five directors recommended for re-election to the Board are unrelated directors. Additionally, four of the five directors are unrelated to the Company's significant shareholder, the University of Alberta. As such, the interests of minority shareholders are fairly reflected.

3. *Analysis of the application of the principles supporting the above conclusion.*

Mr. Kevin A. Giese, President and Chief Executive Officer of the Company, is employed by the Company and is therefore a related director.

Mr. Clifford D. Giese, Chairman of the Board, is employed by the Company and is therefore a related director.

Mr. Laine M. Woollard is employed by the University of Alberta. None of the other four directors have an interest in or relationship with the University of Alberta.

Mr. Laine M. Woollard and Drs. Kjell Stenberg and John Wetherell are non-management directors with no other business relationship with the Company.

4. *The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on a regular basis.*

The Board currently does not have a nominating committee as the current number and composition of the Board is considered adequate for a corporation of the current size and stage of development of the Company.

5. *Every Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the Board as a whole, the committees of the Board and the contribution of individual directors.*

The Board as a whole assesses its performance, the Board committees and the contribution of individual directors on an ongoing basis.

6. *Every Board should provide an orientation and education program for new recruits to the Board.*

The Board does not have a formal education and orientation program for new recruits.

7. *Every Board should examine its size with a view to determining the impact of numbers upon effectiveness of decision making, and undertake a program of reduction where appropriate.*

The Board as a whole examines the impact of its size on effective decision-making and believes that its current size makes for effective decision making

8. *The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.*

   Director remuneration is reviewed by the Compensation Committee with recommended changes being made to the full Board.

9. *Committees of the Board should generally be comprised of outside directors, a majority of whom are unrelated.*

   The Board has two committees, the Audit Committee and the Compensation Committee. Two members of the Audit Committee (Mr. Laine M. Woollard and Dr. Kjell Stenberg) are outside directors who are unrelated. The third member of the Audit Committee, Mr. Kevin A. Giese, is a related director. The two members of the Compensation Committee (Mr. Laine M. Woollard and Dr. John Wetherell) are outside directors who are unrelated.

10. *Every Board should assume responsibility for developing the Company's approach to corporate governance.*

    The Board as a whole is responsible for developing and establishing corporate governance practices appropriate for the Company.

11. *The Board, together with the Chief Executive Officer, should develop position descriptions for the Board and for the Chief Executive Officer, defining limits to management's responsibilities and corporate objectives for the Chief Executive Officer.*

    In addition to those matters which must, by law, be approved by the Board, approval for any transaction which is outside the ordinary course of business or could be considered to be material to the Company, must be approved by the Board. Corporate objectives are established by the Board for the Chief Executive Officer in conjunction with the Board's ongoing stewardship responsibilities.

12. *Every Board should have in place structures and procedures to ensure the Board can function independently of management.*

    The Board meets independently of management as it considers appropriate.

13. *The Audit Committee should be composed of only outside directors and should have roles and responsibilities that are specifically defined. The Committee should have direct channels of communication with internal and external auditors.*

    Two of the three members of the Audit Committee are outside directors. The Audit Committee has direct communication with internal personnel responsible for financial statement preparation and meets independently with the Company's external auditors. The Committee monitors audit functions and the preparation of financial statements. The Company has no internal audit function.

14. *The Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances.*

    The Company allows any member of the Board to engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of an outside advisor is subject to approval by the Board as a whole.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

DATED at Edmonton, Alberta, this 12th day of May, 2003.

BY ORDER OF THE BOARD

"Kevin A. Giese"
Kevin A. Giese
President and Director

CERTIFICATE:

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Edmonton, Alberta, this 12th day of May, 2003.

"Kevin A. Giese"

KEVIN A. GIESE
Chief Executive Officer

"Don Kimak"

DON KIMAK
Chief Financial Officer